INVEST IN TOKEN METRICS INC.

Token Metrics helps users build profitable crypto portfolios driven by the power of AI

PITCH VIDEO   INVESTOR PANEL





CENTRAL BANKS
TOKEN METRICS

tokenmetrics.com   Austin TX

Technology | Software | Main Street | Artificial Intelligence | Minority Owned

LEAD INVESTOR



Thomas Murphy

Token Metrics is perfectly positioned at the heart of the crypto boom. They help new participants, as well as experienced professionals, make the most of their crypto investments. The company is growing very quickly and it is well managed. Since investing in the first round, we have seen the company evolve quickly to meet the needs of its customers. Congratulations to Ian and the awesome team at Token Metrics for their success to date and best wishes on our trip "to the moon and beyond".

Invested $1,000,000 this round & $150,000 previously

Learn about Lead Investors

OVERVIEW   DETAILS   UPDATES 23   WHAT PEOPLE SAY 677   ASK A QUESTION 47

Highlights

1. 35% Average Month-Over-Month Revenue Growth Since Inception
2. Over $5.6 Million Annual Recurring Revenue
3. AI-Driven Crypto Indices, Trading Signals, Ratings, And Price Predictions
4. Token Metrics TV Subscribers Receive Daily Premium Crypto Content
5. Some of our affiliates include BitBoy Crypto, Crypto Love, Crypto Busy, and Brian Jung
6. Crypto Robo-Advisor In The Works (Subject To Regulatory Approval)

Our Team



Ian Balina Chief Executive Officer

Ian Balina is a former IBM Watson Analytics evangelist. He has also built million dollar businesses from the ground up. Ian's appeared in The Wall Street Journal, Forbes, and CNBC for his work in crypto, investing, analytics, and entrepreneurship.

> Before Token Metrics came along, retail investors were locked out of high-level tools that hedge funds use every day. We want to democratize powerful quantitative methods and AI technology to unleash financial empowerment for all humanity.



William Noble Chief Technical Analyst

Bill held consulting roles at Goldman Sachs, Charles Schwab, and Morgan Stanley, where he provided perspective on financial markets. He has also been recognized by Charlie Shrem for his ability to apply market knowledge to crypto.



Gurraj Sangha Chief Quantitative Investment Officer

Gurraj previously served as Head of Data Science, Risk, and Market Intelligence at State Street. He served as Chief Investment Strategist at a $6 billion macro volatility hedge fund, CIO at a quant hedge fund and Investment Analyst at Goldman Sachs.

SEE MORE

Pitch



TOKEN METRICS
ECONOMIC EMPOWERMENT FOR ALL HUMANITY
WWW.TOKENMETRICS.COM
CONFIDENTIAL INFORMATION. DO NOT DISTRIBUTE OR DISCLOSE.



IAN BALINA
Founder and CEO
EXPERIENCE
4 Years on the IBM Watson Team
RESULTS
Used Data and Analytics to Turn $20K into $5M in Crypto Assets
FOLLOWING
Over 1 Million People Viewed Ian's Work in January 2018 Alone
TOKEN METRICS



"There's a $250 trillion ocean of assets... ...a lot of that monetary energy is going to flow from the asset ocean into the crypto pond."
Michael Saylor
CEO of Microstrategy
Current Total Crypto Market Cap - $2 Trillion
$250 Trillion Dollars in the Worlds Asset Ocean
TOKEN METRICS



THE BIG IDEA
The Token Metrics AI Engine analyzes the cryptocurrency market 24/7/365 to automatically capitalize on its volatility...
...so you don't have to.
TOKEN METRICS



THE PROBLEM
PROBLEM 1
HOW TO START INVESTING IN CRYPTO
PROBLEM 2
INFORMATION OVERLOAD
PROBLEM 3
PROFITING FROM CRYPTO





OUR SOLUTION

BIG
DATA

The AI Engine analyzes *more data in a single day* than a human being could hope to analyze in a lifetime...

...then feeds optimized portfolios to crypto investors.

TOKEN METRICS

3 BUSINESS MODELS:



CURRENT	PLANNED	PLANNED
#1 SAAS PLATFORM	#2 TOKEN METRICS TV	#3 ROBO-ADVISOR
Basic - $199/year Advanced - $999/year Premium - $2,999 /year VIP - $7,499/year	TMTV - $7.99/month TMTV+ - $14.99/month	2% Management Fee (Subject to Regulatory Approval)

TOKEN METRICS

Business Model 1
Software as a Service

SUBSCRIPTION PRICING



Basic Plan
$19/month
- Access All Tokens
- Ratings Page
- Trading Signal
- Individual Token Detail Pages
- Ability to add multiple personal portfolios (manually)
- BASIC network

Advanced Plan
$99/month
- Everything in BASIC plan
- AI Indices
- Price Predictions Chart, Technical Analysis and Scenario Analysis
- Ability to add multiple personal portfolios automatically and sync w/ 5 Exchanges
- Automated Reports, Email alerts, and Daily Insights
- ADVANCED Network
- TMTV+

Premium Plan
$299/month
- Everything in ADVANCED plan
- Private Investor Weekly Webinar
- SMS/Telegram Alerts
- Sentiment Analysis and Correlation
- On-chain (ETH, Bitcoin, Stable Coin)
- PREMIUM Network
- TMTV+

VIP Plan
$749/month
- Everything in PREMIUM plan
- VIP Network in Telegram

TOKEN METRICS

Future Business Model 2
Token Metrics TV



MOON
MISSION
IAN BALINA
MARKET UPDATE
CRYPTO FORESIGHTS
CRYPTO ROUNDUP
QUANT INSIGHTS

Future Business Model 3
(Pending approval)

Robo-Advisor Process



INVESTING | ALLOCATION | RETURNS

1
INDEX SELECTION
2
3
$

TOKEN METRICS



TRACTION

$0 to $5.6 Million Annual Recurring Revenue in 1.5 years

Customer Overview - August 2021



Token Metrics

ALL-STAR TEAM

Ian Balina — Founder & CEO
Bill Noble — Chief Technical Analyst
Sam Monac — Chief Operations Officer
Gurraj Sangha — Chief Quantitative Investment Officer
Veera Budhi — Chief Technology Officer
Daniela Crompton — Chief Marketing Officer
Paul Doan — Machine Learning Engineer
Saikiran Sagiraju — Chief Customer Officer

PAST EXPERIENCE:
IBM · Deloitte · amazon · citi · MORNINGSTAR · J.P.Morgan · STATE STREET · BUSINESS INSIDER · charles SCHWAB · LEGG MASON · Liberty Mutual · Goldman Sachs · Morgan Stanley · NEW YORK LIFE



COMPETITION



FINANCIALS



VALUATION

Robo-advisor peers: Wealthfront and Betterment
Crypto peers: Coinbase and Binance
SaaS peers: Bloomberg and Morningstar
Our peer group median Implied P/S is 25

We included a 25.7% discount because we are a startup. This applied a 18.57 multiple to our GAAP Revenue, bringing Token Metrics' valuation to $80 million.





(Our exit strategy is a projection, and is not guaranteed)

